Exhibit 12.1

Iowa Telecommunications Services, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands except ratios)

	Predecessor Company		Iowa Telecommunications Services, Inc. and Subsidiaries
									Pro Forma As Adjusted
	Year Ended December 31, 1999	Six Months Ended June 30, 2000							Year Ended December 31, 2003	Six Months Ended June 30, 2004
			Year Ended December 31,				Six Months Ended June 30,
			2000	2001	2002	2003	2003	2004
Ratio of Earnings to Fixed Charges
Income (loss) before income taxes	$61,471	$33,114	$(17,357)	$(6,724)	$22,642	$28,081	$11,423	$24,174	$18,186	$20,727
Interest expense	6,829	3,774	34,750	61,437	53,982	51,838	26,064	26,188	58,523	28,236
Other	—	—	—	—	—	—	—	—	—	—

Income (loss) before income taxes and fixed charges	$68,300	$36,888	$17,393	$54,713	$76,624	$79,919	$37,487	$50,362	$76,709	$48,963

Fixed Charges:
Interest expense	$6,829	$3,774	$34,750	$61,437	$53,982	$51,838	$26,064	$26,188	$58,523	$28,236
Other	—	—	—	—	—	—	—	—	—	—

Fixed Charges total	$6,829	$3,774	$34,750	$61,437	$53,982	$51,838	$26,064	$26,188	$58,523	$28,236

Ratio of Earnings to Fixed Charges	10.00X	9.77X	0.50X	0.89X	1.42X	1.54X	1.44X	1.92X	1.31X	1.73X

Deficiency in the coverage of earnings to fixed charges	$—	$—	$17,357	$6,724	$—	$—	$—	$—	$—	$—